PRESS RELEASE

Appellate Court Orders a New Trial and Vacates Permanent Injunction in Ongoing Patent Case Regarding Praluent® (alirocumab)

– Praluent continues to be available to patients in the U.S. –

Paris, France and Tarrytown, N.Y., October 5, 2017 – Sanofi and Regeneron Pharmaceuticals, Inc. today announced that the U.S. Court of Appeals for the Federal Circuit has ordered a new trial and vacated the permanent injunction in the dispute concerning Amgen’s asserted patent claims for antibodies targeting PCSK9 (proprotein convertase subtilisin/kexin type 9). This ruling means that Sanofi and Regeneron will continue marketing, selling and manufacturing Praluent® (alirocumab) injection in the U.S.

In the decision, the Federal Circuit ruled that the trial court erred by (1) excluding evidence regarding written description; (2) excluding evidence on enablement; (3) improperly instructing the jury on written description, holding that the law requires “a written description of the invention”, meaning the claimed antibody itself and not the antigen; and (4) improperly granting a permanent injunction. The Federal Circuit affirmed the trial court’s ruling that Amgen’s patents were non-obvious, which was one of Sanofi and Regeneron’s several challenges to validity of Amgen’s patents. Because of the improper exclusion of evidence, the court considered the record to be incomplete and concluded at this time that Sanofi and Regeneron are not entitled to judgment as a matter of law (JMOL) on the issues of written description and enablement.

The schedule for the new trial has not yet been determined. The companies do not anticipate any new trial proceedings to start in 2017.

“We are pleased with the Federal Circuit’s decision to remand for a new trial that allows us to present our complete evidence to the jury,” said Karen Linehan, Executive Vice President and General Counsel, Sanofi. “It is our longstanding position that Amgen’s asserted patent claims are invalid, and we remain confident in the long-term availability of Praluent for patients.”

Praluent was the first PCSK9 antibody to be approved for use in the U.S. It is indicated for use as adjunct to diet and maximally-tolerated statin therapy for the treatment of adults with heterozygous familial hypercholesterolemia or clinical atherosclerotic cardiovascular disease, who require additional lowering of “bad” (LDL) cholesterol. Praluent is the only PCSK9 antibody that offers two biweekly doses (75 mg and 150 mg) with two levels of efficacy, allowing healthcare providers the flexibility to adjust the therapeutic dose based on their patient’s LDL cholesterol-lowering needs. Praluent is also available as a 300 mg, once-monthly dosing option (every four weeks) in the U.S. The effect of Praluent on cardiovascular morbidity and mortality has not been determined.

“We continue to believe that the law and facts support our position, and we look forward to presenting our complete evidence at trial to a new jury,” said Joseph J. LaRosa, Senior Vice President, General Counsel and Secretary, Regeneron. “Praluent represents an important medical advancement for patients, and we remain confident in the meaningful value that Praluent provides not only to patients, but to the overall healthcare system.”

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About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Regeneron Pharmaceuticals, Inc.

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led by physician-scientists for nearly 30 years, our unique ability to repeatedly and consistently translate science into medicine has led to six FDA-approved treatments and over a dozen product candidates, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye disease, heart disease, allergic and inflammatory diseases, pain, cancer, and infectious and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through its unique VelociSuite® technologies, including VelocImmune® which yields optimized fully-human antibodies, and ambitious initiatives such as the Regeneron Genetics Center, one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, including the patent litigation relating to Praluent, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, unexpected safety, quality or manufacturing issues, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates or Praluent, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2016. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Regeneron Forward-Looking Statements and Use of Digital Media

This news release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, risks associated with intellectual property of other parties and pending or future litigation relating thereto, including the patent litigation relating to Praluent® (alirocumab) Injection, the ultimate outcome of such litigation, and the impact any of the foregoing may have on Regeneron’s business, prospects, operating results, and financial condition; the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation Praluent; unforeseen safety issues and possible liability resulting from the administration of products (including without limitation Praluent) and product candidates in patients; serious complications or side effects in connection with the use of Regeneron’s products and product candidates in clinical trials, such as the ODYSSEY OUTCOMES trial prospectively assessing the potential of Praluent to demonstrate cardiovascular benefit; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products (such as Praluent), research and clinical

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programs, and business, including those relating to the enrollment, completion, and meeting of the relevant endpoints of post-approval studies (such as the ODYSSEY OUTCOMES trial); determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates and new indications for marketed products; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of Regeneron’s products and product candidates; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; coverage and reimbursement determinations by third-party payers, including Medicare and Medicaid; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its sales or other financial projections or guidance and changes to the assumptions underlying those projections or guidance; and the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi, Bayer HealthCare LLC, and Teva Pharmaceutical Industries Ltd. (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success. A more complete description of these and other material risks can be found in Regeneron’s filings with the United States Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2016 and its Form 10-Q for the quarterly period ended June 30, 2017. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Regeneron uses its media and investor relations website and social media outlets to publish important information about the Company, including information that may be deemed material to investors. Financial and other information about Regeneron is routinely posted and is accessible on Regeneron’s media and investor relations website (http://newsroom.regeneron.com) and its Twitter feed (http://twitter.com/regeneron).

Contact Sanofi:

Media Relations Ashleigh Koss Tel: +1 (908) 981-8745 Mobile: +1 (908) 205-2572 Ashleigh.Koss@sanofi.com	Investor Relations George Grofik Tel. +33 (0) 1 53 77 45 45 ir@sanofi.com

Contact Regeneron:

Media Relations Arleen Goldenberg Tel: + 1 (914) 847-3456 Mobile: +1 (914) 260-8788 Arleen.Goldenberg@regeneron.com	Investor Relations Manisha Narasimhan, Ph.D. Tel.: +1 (914) 847-5126 manisha.narasimhan@regeneron.com

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